Item 77C - DWS Enhanced S&P 500 Index Fund, a series of
DWS Value Equity Trust

Registrant incorporates by reference to its Proxy Statement filed on August 29,
2008 (SEC Accession No. 0001193125-08-187738).
The Special Meeting of Shareholders of DWS
 Enhanced S&P 500 Index Fund (the "Fund") was held on October 27, 2008 at the offices of Deutsche Asset Management, 345 Park Avenue,
 New York, NY 10154. The following matter was voted upon by the shareholders of said Fund
 (the resulting votes are presented below):

1.	Approval of an Investment Management
 and Unitary Fee Agreement between Deutsche
Investment Management Americas Inc. ("DIMA") and the Fund.

Number of Votes:
For
Against
Abstain
3,131,823.874
242,016.645
163,526.215